SECURITIES AND EXCHANGE COMMISSION
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MAR 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

06008174

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65435

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Execution LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Greenwich Avenue
(No. and Street)

Greenwich,	**CT**	**06830**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jasper Mui **(203) 622-8774**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jasper Mui, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Execution LLC as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller
Title

SUBSCRIBED AND SWORN TO BEFORE ME, A NOTARY PUBLIC ... THIS 21 DAY OF February 2006

Notary Public

My Commission Expires

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Execution LLC
(A wholly-owned subsidiary of Execution Holdings LLC)
December 31, 2005
with Report of Independent Registered Public Accounting Firm

Execution LLC
(A wholly-owned subsidiary of Execution Holdings LLC)

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
Execution LLC (A wholly-owned subsidiary of Execution Holdings LLC)

We have audited the accompanying statement of financial condition of Execution LLC (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 23, 2006

Execution LLC

(A wholly-owned subsidiary of Execution Holdings LLC)

Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 1,137,931
Receivables from brokers and dealers	226,373
Deposit at clearing broker	100,000
Receivable from affiliate	316,917
Prepaid expenses	52,682
Deferred tax benefit	57,196
Furniture, fixtures and equipment, at cost, net of accumulated depreciation of $267,938	235,157
Leasehold improvements, at cost, net of accumulated depreciation of $196,987	89,976
Other assets	143,952
Total assets	$ 2,360,184
Liabilities and member's equity	
Liabilities:	
Payables to brokers and dealers	$ 23,978
Accounts payable	59,352
Income tax payable	334,265
Payable to employee	100,000
Accrued expenses	101,843
Other liabilities	3,142
Total liabilities	622,580
Member's equity	
Member's equity	853,472
Retained earnings	884,132
Total member's equity	1,737,604
Total liabilities and member's equity	$ 2,360,184

See notes to this Statement of Financial Condition.

Execution LLC
(A wholly-owned subsidiary of Execution Holdings LLC)

Notes to Statement of Financial Condition

December 31, 2005

1. Organization

Execution LLC (the "Company") is a wholly-owned subsidiary of Execution Holdings LLC ("the Parent"), itself wholly-owned by Execution Limited ("Limited"), a broker-dealer in London, England. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company, incorporated on June 11, 2002 under the laws of the State of Connecticut, conducts business from its office in Greenwich, Connecticut. The Company commenced general operations on June 11, 2002 and commenced operations as a registered broker-dealer upon the approval of its membership application by the NASD on December 18, 2002.

The Company acts as an introducing broker and is engaged in brokerage related activities, acting as agent for foreign and United States institutional customers in the purchase and sale of United States equities. These trades are settled on a delivery versus payment basis. Securities transactions for the Company's customers are cleared through and carried by Pershing Securities LLC (the "Clearing Broker") on a fully disclosed basis.

2. Summary of Significant Accounting Policies

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all cash and highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash consists of deposits held in two bank accounts in the name of the Company at People's Bank.

Receivables from and Deposits at Brokers and Dealers

Receivables from brokers and dealers represent funds held at the Clearing Broker in various accounts and primarily represent earned commissions which are generally remitted to the

2. Summary of Significant Accounting Policies (continued)

Company within thirty days of being earned. Additionally, a segregated clearance deposit of $100,000 is maintained at the Clearing Broker.

Income Taxes

Pursuant to U.S. tax rules, the Company, as a single-member limited liability company, has elected to be treated as a disregarded entity for U.S. federal income tax purposes. The Parent made the election as a domestic eligible entity to be classified as an association which is taxable as a corporation for U.S. federal income tax purposes during 2004. Therefore, the Parent will file a U.S. income tax return as a separate entity for the year ending December 31, 2005, and allocates any resulting provision or benefit to the Company.

Depreciation and Amortization

Depreciation is provided for furniture and equipment on a straight-line basis over the estimated useful lives of the assets of five years. Leasehold improvements are amortized on a straight-line basis over the life of the appropriate underlying lease.

3. Transactions with Customers

The Company applies the provisions of the Financial Accounting Standard Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. The Clearing Broker has not extended credit to such introduced customer accounts, and therefore, at December 31, 2005, there were no amounts to be indemnified to the Clearing Broker for these customer accounts.

4. Related Party Transactions

The Company executes trades on behalf of Limited and collects commissions on these trades at a prescribed rate.

4. Related Party Transactions (continued)

The Company has entered into an agreement with Limited. In connection with the agreement, the Company received reimbursement from Limited for certain operating costs as defined in this agreement plus 6%. Reimbursement is provided for compensation and benefits, occupancy and equipment, professional fees, marketing fees and other expenses allocable to such activities provided for Limited. The Receivable from affiliate balance on the Statement of Financial Condition of $316,917 is recorded net after offsetting $78,992 due to Limited for expenses paid on the Company's behalf.

The Company executed a Loan Agreement with an employee effective September 11, 2003. The balance of the principal and interest of this loan was $18,662 when it was forgiven after the employee left the firm in a mutual separation agreement signed on June 24, 2005.

On December 12, 2005, the Company executed an employment agreement with a new employee which included an advance to this new employee of $100,000. This advance will be amortized on a straight-line basis over one year and it will be fully amortized by December 12, 2006. If this employee were to terminate employment with the Company before December 12, 2006, the employee would be required to return the unamortized balance. The unamortized balance of the advance at December 31, 2005 was $94,624, which is included in Other assets on the Statement of Financial Condition.

5. Net Capital Requirements

As a broker-dealer and member organization of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC which requires the maintenance of $100,000 of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2005, the Company had net capital of $841,724 which was $741,724 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 0.74 to 1.

5. Net Capital Requirements (continued)

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2005, the Company was in compliance with all such requirements.

6. Commitments and Contingencies

The Company entered into a lease agreement for office space effective March 1, 2003 in Greenwich, Connecticut. The lease was scheduled to expire on March 31, 2006 with two options enabling the Company to renew for periods of two and five years, respectively. On June 30, 2005, the Company exercised its first option to renew the lease for another two years starting April 1, 2006 through March 31, 2008.

The Company also entered into a lease agreement for additional office space in Greenwich, Connecticut effective April 1, 2005. The lease expires on March 31, 2006 with one option enabling the Company to renew for a period of two years.

On September 21, 2005, the Company extended its lease agreement for its Boston office effective October 1, 2005; the lease expires March 31, 2006.

At December 31, 2005, the approximate future minimum base rental payments under these leases, including escalation provisions, assuming each of the aforementioned options are exercised, are as follows:

Year ending December 31	
2006	$ 175,315
2007	172,657
2008	43,164
Total	$ 391,136

The Company entered into a Fully Disclosed Clearing Agreement on June 26, 2003 with Pershing LLC to act as clearing agent for U.S. equity trades. This agreement can be cancelled with 90 days' notice by either party.

7. Income Taxes

Deferred income taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. At December 31, 2005, the Company had a deferred tax asset of $57,196. The deferred tax asset relates to depreciation expense which is not yet deductible for tax purposes.

8. Subsequent Events

On February 1, 2005, the Company opened a branch in Boston, Massachusetts to continue to conduct business in U.S. equities and introduce foreign equities to U.S. clients. On February 6, 2006, the Company decided not to renew the Boston branch lease when it expires on March 31, 2006, as the Company will be closing the Boston branch at this time.